DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

March 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Ms. Cecilia Blye
Mr. Pradip Bhaumik
Mr. Todd Schiffman

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 28, 2008
File Number 0-31203

Ladies and Gentlemen:

     On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 20, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (File Number 0-31203) filed with the Commission on August 28, 2008 (the “Form 10-K”).

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1. We note on pages 6, 24, and elsewhere of your Form 10-K that you operate and intend to expand in Africa and the Middle East, which are regions that are generally understood to include Sudan, Iran, and Syria. These referenced countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with these countries, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

March 30, 2009
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RESPONSE TO COMMENT 1

We have been advised by the Company as follows:

Except as set forth below, the Company does not have any past, current or anticipated contacts with Iran, Sudan or Syria.

On August 27, 2008, the Company acquired 80.1% of the capital stock of BGS Smartcard Systems AG (“BGS”), an Austrian private company that provides microprocessor smart card-based cashless payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman. BGS’ system, Dual Universal Electronic Transactions (“DUET”), was developed by BGS as a derivative of the first version of the Company’s technology that it licensed to BGS in 1993. BGS’ largest customer is Sberbank, the largest financial institution in Russia, which owns the remaining 19.9% of BGS. The purchase price for the 80.1% of the capital stock of BGS was approximately EUR71.5 million in cash plus approximately $1 million in Company shares.

Since August 27, 2008, BGS has operated as an 80.1% -owned subsidiary of the Company. BGS is an entity that is independent from the Company in its day to day operations and decision making process. BGS has its own management board (which under Austrian law serves as the equivalent of executive officers) comprised only of non-U.S. persons. The officers and directors of the Company at the time of the acquisition of BGS were not involved whatsoever in the day to day operations of BGS, nor have they become involved in such matters since the acquisition.

The Company provides its universal electronic payment system (“UEPS”) as an alternative payment system for the unbanked and under-banked populations of developing economies. The Company’s technology enables the estimated four billion people who generally have limited or no access to a bank account—some of the poorest people in the world—to enter affordably into electronic transactions, such as making payments and purchases and receiving wage payments from their employers. The Company’s system helps eliminate the fraud other problems associated with the use of cash in the informal economy.

Since licensing its technology to BGS in 1993, the Company had followed the progress of BGS in Russia and Central Europe and believed that there was a strong business case to be made for acquiring BGS. As stated in the Form 10-K, the Company’s primary reasons for acquiring BGS were to:

  increase its revenues by providing its existing financial services and value-added products to a new cardholder base;
  enhance its product offering by leveraging its technology platforms and IT development resources;
  increase the depth of the Company’s management team; and
  accelerate the rollout of the acquired BGS in order to expand its product offering in other new territories, primarily Russia.

In connection with performing its due diligence review of BGS, the Company learned that BGS had recently undertaken the following business activities:

  BGS had acquired an indirect 10.88% ownership interest in an Iranian entity, Tejarat Electronic Sarmayeh (“TES”), which was a joint venture with Bank Sarmayeh (a company incorporated and

March 30, 2009
Page Three

  existing under the law of the Islamic Republic of Iran and listed as “private” on the Iranian Central Bank’s website). TES had a single existing contract to provide services in connection with Bank Sarmayeh’s transactions using the DUET technology which was being installed at the bank by BGS (see description of sales contract below).

  BGS entered into a Sales Contract, dated August 2, 2007 (the “Sales Contract”), with Bank Sarmayeh for the installation at the bank of the DUET smartcard payments system, which provided for contract payments to be made to BGS by Bank Sarmayeh. In addition to the installation of the DUET system, the primary obligations of BGS under the Sales Contract were to deliver 1,000,000 smart cards, provide a 12-month warranty on the delivered system and hardware, and provide unlimited free license upgrades for a period of three years from system acceptance. The Sales Contract called for total payments to BGS of EUR5.1 million. This amount was insignificant in relation to the purchase price paid by the Company for the BGS shares.

  BGS entered into a Distribution Agreement, dated January 10, 2008 (the “Distribution Agreement”), with Sinasoft Co., a software engineering company located in Iran, pursuant to which Sinasoft served as the exclusive distributor in Iran for BGS’ hardware and DUET software, certification, post-integration technical service/support and training of specialists.

It was not practicable to effect the acquisition of BGS other than through a purchase of BGS’ shares from its shareholders (other than Sberbank). As a matter of law, all of the assets and liabilities of an entity at the time of its acquisition by a third party remain with the entity (as a new subsidiary of the acquirer). The Company’s primary business reasons for acquiring BGS were as stated above and not because it was seeking to do business in Iran. Prior to the closing of the transaction, BGS took the following actions:

  On July 16, 2008, BGS divested its interest in the TES joint venture by way of a transfer of its ownership stake to BGS Middle East Limited, an entity in which BGS beneficially owned a 32% interest.

  Following the transfer of its interest in TES to BGS Middle East Limited, BGS divested its interest in BGS Middle East Limited. The shares of BGS Middle East Limited were held in trust on behalf of BGS pursuant to a trust agreement with Mr. Jörg Seifert, an advocate resident in Dubai, UAE, as trustee. The trust agreement was terminated on August 14, 2008 so that Mr. Seifert became the legal and beneficial 100% owner of BGS Middle East Limited. Therefore, at the time of the acquisition by the Company, BGS did not hold any direct or indirect investment in TES.

  BGS contacted Bank Sarmayeh requesting termination of the Sales Contract prior to the acquisition. Bank Sarmayeh denied BGS’ request. After this denial, BGS informed the Company that BGS would let the Sales Contract expire on its terms because Bank Sarmayeh was unwilling to release BGS from its warranty obligations. The Company inquired as to whether it was possible for BGS to complete the DUET system installation prior to closing but determined that installation would take several more months. As of the date of closing, BGS had invoiced approximately EUR 2.7 million (and received approximately EUR 3.1 million including deposits) of the total EUR 5.1 million payment due under the Sales Contract.

  BGS has not conducted any new business in Iran since the closing of the acquisition.

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  BGS, as an Austrian Stock Corporation, has a two-tier board system with an executive management board and a non-executive supervisory board (which under Austrian law could be compared to a board of non-executive directors). The management board is made up only of non- U.S. persons, who were officers of BGS’ management board prior to the closing and who had no relationship with the Company prior to the closing. BGS’ supervisory board, which includes the Company’s chief executive officer and chief financial officer, does not have any instruction power as the executive management of BGS is the sole responsibility of the management board.

Since the closing of the acquisition, the following has taken place under the sole direction of the BGS management board:

  Final installation and system acceptance was completed on August 3, 2008. As of the date of this letter, BGS has invoiced EUR 2.7 million due under the Sales Contract (and received approximately EUR 3.1 million including deposits), leaving a total of only EUR 2.4 million to be invoiced, and has not yet delivered to Bank Sarmayeh any of the 600,000 additional smart cards it was required to deliver after closing. Other than the delivery of the 600,000 smart cards, BGS’ only requirements under the Sales Contract are the provision of services for the period of 12 months from system acceptance, the performance of its warranty obligations and the delivery of an unlimited number of cards without payment of any run time licenses. BGS is not paid for the performance of these warranty services.

  BGS has not generated any additional revenue or new business under the Distribution Agreement.

  Other than the BGS management board, no officer, director or manager of the Company has played any role in the wind down of this business.

March 30, 2009
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     Per your letter, attached is a written statement by the Company containing certain acknowledgments. If you have further questions, please call me at (212) 335-4517 or Daniel I. Goldberg at (212) 335-4966. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Herman Kotze at 011-27-11-880-7080 and me at (212) 884-8517.

Very truly yours,

DLA PIPER LLP (US)

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

Partner
Admitted to practice in New York

cc:	Dr. Serge C.P. Belamant
Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.

Daniel I. Goldberg, Esq.
DLA Piper LLP (US)

March 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 28, 2008
File Number 0-31203

Ladies and Gentlemen:

     In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Herman Gideon Kotzé
Name: Herman Gideon Kotzé
Title: Chief Financial Officer